
HPT
LISTED
NYSE

Exhibit 99.2

Hospitality Properties Trust
Fourth Quarter 2014
Supplemental Operating and Financial Data


HPT

Courtyard, Camarillo, CA
Operator: Marriott International, Inc.
Guest Rooms: 130

All amounts in this report are unaudited.


HPT

TABLE OF CONTENTS


HPT

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE” OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS’ OR TENANTS’ ABILITIES TO PAY THE CONTRACTUAL AMOUNTS OF RETURNS OR RENTS DUE TO US,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR INTENT TO MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES AND THE SUCCESS OF OUR HOTEL RENOVATION PROGRAM,
- OUR ABILITY TO MAKE ACQUISITIONS OF PROPERTIES AND OTHER INVESTMENTS,
- OUR ABILITY TO RETAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY CURRENT AND DEFERRED RENT AMOUNTS DUE TO US,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY BY PARTICIPATING IN AFFILIATES INSURANCE COMPANY, OR AIC, WITH REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND COMPANIES TO WHICH RMR PROVIDES MANAGEMENT SERVICES, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR MANAGERS AND TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, RMR, AIC, AND THEIR RELATED PERSONS AND ENTITIES.

FOR EXAMPLE:

- OUR ABILITY TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR NOTES AND OTHER INDEBTEDNESS AND TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO MAINTAIN OUR PROPERTIES. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,


HPT



- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR MANAGERS OR TENANTS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,
- WE EXPECT THAT, WHILE THE SECURITY DEPOSIT FOR OUR MARRIOTT NO. 234 AGREEMENT IS EXHAUSTED, MARRIOTT INTERNATIONAL INC., OR MARRIOTT, WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS UNDER A LIMITED GUARANTY. THIS STATEMENT IMPLIES THAT MARRIOTT WILL FULFILL ITS OBLIGATION UNDER THIS GUARANTY OR THAT FUTURE SHORTFALLS WILL NOT EXHAUST THE GUARANTY. HOWEVER, THIS GUARANTY IS LIMITED IN AMOUNT AND EXPIRES ON DECEMBER 31, 2019, AND WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR HOTELS TO WHICH THE MARRIOTT LIMITED GUARANTY APPLIES OR AFTER MARRIOTT'S GUARANTEE EXPIRES,
- WE EXPECT THAT INTERCONTINENTAL HOTELS GROUP, PLC, OR INTERCONTINENTAL, WILL CONTINUE TO PAY US THE MINIMUM RETURNS INCLUDED IN OUR MANAGEMENT AGREEMENT WITH INTERCONTINENTAL AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD FOR INTERCONTINENTAL'S OBLIGATIONS IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE SHORTFALLS IN THE MINIMUM RETURNS DUE TO US FROM OUR HOTELS MANAGED BY INTERCONTINENTAL,
- WYNDHAM HOTEL GROUP, OR WYNDHAM, HAS AGREED TO PARTIALLY GUARANTEE ANNUAL MINIMUM RETURNS PAYABLE TO US BY WYNDHAM. WYNDHAM'S GUARANTEE IS LIMITED BY TIME TO ANNUAL MINIMUM RETURN PAYMENTS DUE THROUGH 2020, AND AS OF DECEMBER 31, 2014, IT IS LIMITED TO NET PAYMENTS FROM WYNDHAM OF $35.7 MILLION (OF WHICH $6.6 MILLION REMAINED AVAILABLE TO PAY US) AND IS SUBJECT TO AN ANNUAL PAYMENT LIMIT OF $17.8 MILLION. ACCORDINGLY, THERE IS NO ASSURANCE THAT WE WILL RECEIVE THE ANNUAL MINIMUM RETURNS DURING THE TERM OF OUR WYNDHAM AGREEMENT,
- THE ANNUAL RENT DUE TO US UNDER A LEASE WITH A SUBSIDIARY OF MORGANS HOTEL GROUP, OR MORGANS, IS $7.6 MILLION, SUBJECT TO FUTURE INCREASES. WE CAN PROVIDE NO ASSURANCE THAT MORGANS WILL FULFILL ITS OBLIGATIONS UNDER THIS LEASE OR WITH REGARD TO THE FUTURE PERFORMANCE OF THE HOTEL WE LEASE TO MORGANS,
- WE HAVE RECENTLY RENOVATED CERTAIN HOTELS AND ARE CURRENTLY RENOVATING ADDITIONAL HOTELS. AS OF DECEMBER 31, 2014, WE EXPECT TO FUND $56.4 MILLION OF RENOVATIONS AND OTHER CAPITAL IMPROVEMENT COSTS IN 2015. THE COST OF CAPITAL PROJECTS ASSOCIATED WITH SUCH RENOVATIONS MAY BE GREATER THAN WE NOW ANTICIPATE. WHILE THE CAPITAL PROJECTS WILL CAUSE OUR CONTRACTUAL MINIMUM RETURNS TO INCREASE, THE HOTELS' OPERATING RESULTS MAY NOT INCREASE OR MAY NOT INCREASE TO THE EXTENT THAT THE MINIMUM RETURNS INCREASE. ACCORDINGLY, COVERAGE OF OUR MINIMUM RETURNS AT THESE HOTELS MAY REMAIN DEPRESSED FOR AN EXTENDED PERIOD,
- WE HAVE NO GUARANTEE OR SECURITY DEPOSIT FOR THE MINIMUM RETURNS DUE TO US FROM SONESTA OR UNDER OUR MARRIOTT NO. 1 AGREEMENT. ACCORDINGLY, THE FUTURE RETURNS WE RECEIVE FROM HOTELS MANAGED BY SONESTA OR MANAGED BY MARRIOTT UNDER OUR MARRIOTT NO. 1 AGREEMENT ARE ENTIRELY DEPENDENT UPON THE AVAILABLE HOTEL CASH FLOW AFTER PAYMENT OF OPERATING EXPENSES OF THOSE HOTELS,
- OTHER SECURITY DEPOSITS AND GUARANTEES REFERENCED HEREIN ARE ALSO LIMITED IN DURATION AND AMOUNT AND GUARANTEES ARE SUBJECT TO THE GUARANTORS' ABILITY AND WILLINGNESS TO PAY,
- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY ARE OFTEN REFLECTIONS OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVEL CENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL MANAGERS AND OUR TENANTS, INCLUDING TA, MAY SUFFER AND THESE MANAGERS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED OPERATING RESULTS FROM OUR PROPERTIES FOR EXTENDED PERIODS MAY RESULT IN THE OPERATORS OF SOME OR ALL OF OUR HOTELS AND TRAVEL CENTERS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES AND SECURITY DEPOSITS MAY BE EXHAUSTED,
- SINCE ITS FORMATION, TA HAS NOT PRODUCED CONSISTENT OPERATING PROFITS. IF THE CURRENT LEVEL OF COMMERCIAL ACTIVITY IN THE COUNTRY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY, IF FUEL CONSERVATION MEASURES ARE INCREASED, IF FREIGHT BUSINESS IS DIRECTED AWAY FROM TRUCKING, IF TA IS UNABLE TO EFFECTIVELY COMPETE OR OPERATE ITS BUSINESS OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY CURRENT AND DEFERRED RENTS DUE TO US,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS OR LEASE THEM FOR RENTS WHICH EXCEED OUR OPERATING AND CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,


HPT

- CONTINGENCIES IN OUR PROPERTY ACQUISITION AND SALE AGREEMENTS MAY CAUSE OUR PENDING ACQUISITIONS OR SALES NOT TO OCCUR OR TO BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS TO BE CHANGED,
- WE MAY BE UNABLE TO SELL PROPERTIES WE MAY CONSIDER SELLING FOR NET PROCEEDS EQUAL TO AT LEAST OUR NET BOOK VALUE OR AT ALL,
- WE AND TA ARE CHALLENGING THE AMOUNT OF COMPENSATION PAID TO US BY THE VIRGINIA DEPARTMENT OF TRANSPORTATION, OR THE VDOT, WITH REGARD TO A TRAVEL CENTER WE PREVIOUSLY OWNED AND WHICH THE VDOT TOOK BY EMINENT DOMAIN PROCEEDINGS. THERE CAN BE NO ASSURANCE CONCERNING THE AMOUNT OF COMPENSATION PAYABLE TO US OR TA AS A RESULT OF THE TAKING OR WHAT THE FINAL REDUCTION OF RENT PAYABLE TO US BY TA WILL BE AS A RESULT OF THIS TAKING,
- AT DECEMBER 31, 2014, WE HAD $11.8 MILLION OF CASH AND CASH EQUIVALENTS, $732.0 MILLION AVAILABLE UNDER OUR $750.0 MILLION UNSECURED REVOLVING CREDIT FACILITY AND SECURITY DEPOSITS AND GUARANTEES COVERING SOME OF OUR MINIMUM RETURNS AND RENTS. THESE STATEMENTS MAY IMPLY THAT WE HAVE ABUNDANT WORKING CAPITAL AND LIQUIDITY. HOWEVER, OUR MANAGERS AND TENANTS MAY NOT BE ABLE TO FUND MINIMUM RETURNS AND RENTS DUE TO US FROM OPERATING OUR PROPERTIES OR FROM OTHER RESOURCES; IN THE PAST AND CURRENTLY CERTAIN OF OUR TENANTS AND HOTEL MANAGERS HAVE IN FACT NOT BEEN ABLE TO PAY THE MINIMUM AMOUNTS DUE TO US FROM THEIR OPERATIONS OF OUR LEASED OR MANAGED PROPERTIES. ALSO, THE SECURITY DEPOSITS AND GUARANTEES WE HAVE TO COVER ANY SUCH SHORTFALLS ARE LIMITED IN AMOUNT AND DURATION, AND ANY SECURITY DEPOSITS WE APPLY FOR SUCH SHORTFALLS DO NOT RESULT IN ADDITIONAL CASH FLOW TO US AS WE ALREADY HOLD THOSE FUNDS. FURTHER, OUR PROPERTIES REQUIRE, AND WE HAVE AGREED TO PROVIDE, SIGNIFICANT FUNDING FOR CAPITAL IMPROVEMENTS, RENOVATIONS, AND OTHER MATTERS. ACCORDINGLY, WE MAY NOT HAVE SUFFICIENT WORKING CAPITAL OR LIQUIDITY,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR CREDIT FACILITY AND TERM LOAN,
- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN MAY BE INCREASED TO UP TO $2.3 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- THE MARGINS USED TO DETERMINE THE INTEREST RATE ON OUR REVOLVING CREDIT FACILITY AND TERM LOAN AND THE FACILITY FEE WE PAY ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO CHANGE,
- WE MAY EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY SUBJECT TO MEETING CERTAIN CONDITIONS AND PAYMENT OF A FEE. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET, AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH RMR, TA, SONESTA, AIC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' REVENUES OR EXPENSES, CHANGES IN OUR MANAGERS' OR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR HOTEL ROOMS OR FUEL, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



Sonesta ES Suites, Malvern, PA
Operator: Sonesta International Hotels Corporation
Guest Rooms: 120


HPT

COMPANY PROFILE



The Company:

Hospitality Properties Trust, or HPT, we, our, or us, is a real estate investment trust, or REIT. As of December 31, 2014, we owned 291 hotels and 184 travel centers located in 44 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We have been investment grade rated since 1998 and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2014, RMR managed a large portfolio of publicly owned real estate, including approximately 1,050 properties, located in 48 states, Washington, DC, Puerto Rico and Canada. In addition to managing HPT, RMR also manages Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and Select Income REIT, or SIR, a publicly traded REIT that that is focused on owning and investing in net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company that is a tenant of SNH and that manages certain of SNH's senior living communities, and TravelCenters of America LLC, or TA, an operator of travel centers, which is our largest tenant. An affiliate of RMR, Sonesta International Hotels Corporation, or Sonesta, is one of our hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $19 billion as of December 31, 2014. We believe that being managed by RMR is a competitive advantage for HPT because of RMR's depth of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

(t) (617) 964-8389
(f) (617) 969-5730

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series D -- HPT PD

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2

HPT

COMPANY PROFILE

Operating Statistics by Operating Agreement (as of 12/31/14) (dollars in thousands):

Operating Agreement [1]	Number of Properties	Number of Rooms/ Suites	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage [2] Q4	Coverage [2] LTM	RevPAR Change [3] Q4	RevPAR Change [3] LTM
Marriott (no. 1)	53	7,610	$ 67,976	10%	0.92x	1.16x	7.5%	7.2%
Marriott (no. 234)	68	9,120	105,928	16%	0.88x	0.97x	10.3%	9.9%
Marriott (no. 5)	1	356	10,004	1%	0.47x	0.37x	11.5%	5.5%
Subtotal / Average Marriott	122	17,086	183,908	27%	0.87x	1.01x	9.1%	8.7%
InterContinental	91	13,518	140,758	20%	1.00x	1.07x	8.6%	12.2%
Sonesta	22	4,727	71,919	10%	0.51x	0.50x	16.2%	4.1%
Wyndham	22	3,590	27,429	4%	0.63x	0.72x	29.7%	25.1%
Hyatt	22	2,724	22,037	3%	0.64x	0.91x	0.9%	7.4%
Carlson	11	2,090	12,920	2%	0.79x	1.04x	9.7%	10.5%
Morgans	1	372	7,595	1%	0.57x	1.00x	9.2%	9.7%
Subtotal / Average Hotels	291	44,107	466,566	67%	0.82x	0.93x	10.4%	10.1%
TA (no. 1)	144	N/A	164,964	24%	1.83x [4]	1.70x [4]	N/A	N/A
TA (no. 2)	40	N/A	61,964	9%	1.69x [4]	1.58x [4]	N/A	N/A
Subtotal TA	184	N/A	226,928	33%	1.79x [4]	1.67x [4]	N/A	N/A
Total / Average	475	44,107	$ 693,494	100%			10.4%	10.1%

(1) See pages 26 through 28 for additional information regarding each of our operating agreements.

(2) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta and Wyndham agreements include data for periods prior to our ownership of certain hotels.

(3) RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the periods ended December 31, 2014 over the comparable year earlier periods. RevPAR amounts for our Sonesta and Wyndham agreements include data for periods prior to our ownership of certain hotels.

(4) Coverage data for our tenant, TA, for the quarter ended and last twelve months ended September 30, 2014. Data for periods subsequent to September 30, 2014 is currently not available from TA.


HPT

INVESTOR INFORMATION

Board of Trustees

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges, Treasurer and Chief Financial Officer, at (617) 964-8389 or mkleifges@reitmr.com.

Investor and media inquiries should be directed to Katie Strohacker, Director, Investor Relations at (617) 796-8232, or kstrohacker@hptreit.com



RESEARCH COVERAGE

Equity Research Coverage



Baird
David Loeb
(414) 765-7063
dloeb@rwbaird.com

JMP Securities
Whitney Stevenson
(415) 835-8948
wstevenson@jmpsecurities.com

MLV & Co.
Ryan Meliker
(212) 542-5872
rmeliker@mlvco.com

RBC
Wes Golladay
(440) 715-2650
wes.golladay@rbccm.com

Stifel Nicolaus
Rod Petrik
(410) 454-4131
rpetrik@stifel.com

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262
jeff.donnelly@wellsfargo.com

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935
john.giordano@credit-suisse.com

Wells Fargo Securities
Thierry Perrein
(704) 715-8455
thierry.perrein@wellsfargo.com

Rating Agencies

Moody's Investors Service
Griselda Bisono
(212) 553-4985
griselda.bisono@moodys.com

Standard & Poor's
Jaime Gitler
(212) 438-5049
Jaime.Gitler@standardandpoors.com

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION


Staybridge Suites, Orlando, FL
Operator: InterContinental Hotels Group
Guest Rooms: 150


HPT

KEY FINANCIAL DATA

(amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Shares Outstanding:					
Common shares outstanding (at end of period)	149,920	149,888	149,775	149,730	149,606
Weighted average common shares outstanding - basic	149,758	149,665	149,610	149,573	144,893
Weighted average common shares outstanding - diluted (1)	149,769	150,007	149,789	149,691	145,004
Common Share Data:					
Price at end of period	$ 31.00	$ 26.85	$ 30.40	$ 28.72	$ 27.03
High during period	$ 32.09	$ 30.84	$ 31.00	$ 28.77	$ 30.54
Low during period	$ 26.38	$ 26.62	$ 28.39	$ 24.66	$ 25.88
Annualized dividends paid per share during the period	$ 1.96	$ 1.96	$ 1.96	$ 1.92	$ 1.92
Annualized dividend yield (at end of period)	6.3%	7.3%	6.4%	6.7%	7.1%
Annualized Normalized FFO multiple (at end of period) (2)	9.6x	7.8x	8.8x	9.5x	8.3x
Market Capitalization:					
Total debt (book value)	$ 2,838,613	$ 2,835,148	$ 2,794,005	$ 2,753,629	$ 2,704,005
Plus: market value of preferred shares (at end of period)	303,108	297,192	295,568	294,060	268,308
Plus: market value of common shares (at end of period)	4,647,520	4,024,493	4,553,160	4,300,246	4,043,850
Total market capitalization	$ 7,789,241	$ 7,156,833	$ 7,642,733	$ 7,347,935	$ 7,016,163
Total debt / total market capitalization	36.4%	39.6%	36.6%	37.5%	38.5%
Book Capitalization:					
Total debt	$ 2,838,613	$ 2,835,148	$ 2,794,005	$ 2,753,629	$ 2,704,005
Plus: total shareholders' equity	2,990,153	3,001,979	3,024,784	3,045,476	3,086,855
Total book capitalization	$ 5,828,766	$ 5,837,127	$ 5,818,789	$ 5,799,105	$ 5,790,860
Total debt / total book capitalization	48.7%	48.6%	48.0%	47.5%	46.7%
Selected Balance Sheet Data:					
Total assets	$ 5,982,562	$ 5,990,583	$ 5,988,925	$ 5,936,187	$ 5,967,544
Total liabilities	$ 2,992,409	$ 2,988,604	$ 2,964,141	$ 2,890,711	$ 2,880,689
Gross book value of real estate	$ 7,656,193	$ 7,608,468	$ 7,559,013	$ 7,439,067	$ 7,417,365
Total debt / gross book value of real estate	37.1%	37.3%	37.0%	37.0%	36.5%

(1) Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares under our business management agreement with RMR, if any.

(2) See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of net income available for common shareholders determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Normalized FFO calculation.


HPT

KEY FINANCIAL DATA

(dollars in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Selected Income Statement Data:					
Total revenues	$ 430,533	$ 459,639	$ 451,900	$ 394,250	$ 384,792
Adjusted EBITDA [(1)]	$ 164,247	$ 170,505	$ 172,099	$ 154,951	$ 146,908
Net income available for common shareholders	$ 51,357	$ 44,031	$ 48,749	$ 32,384	$ 27,586
Normalized FFO [(2)]	$ 121,458	$ 129,158	$ 129,687	$ 113,183	$ 101,304
Common distributions paid	$ 73,450	$ 73,395	$ 73,373	$ 71,811	$ 71,811
Per Share Data:					
Net income available for common shareholders (basic and diluted)	$ 0.34	$ 0.29	$ 0.33	$ 0.22	$ 0.19
Normalized FFO (basic and diluted) [(2)]	$ 0.81	$ 0.86	$ 0.87	$ 0.76	$ 0.70
Common distributions paid	$ 0.49	$ 0.49	$ 0.49	$ 0.48	$ 0.48
Normalized FFO payout ratio [(2)]	60.4%	56.8%	56.6%	63.7%	67.4%
Coverage Ratios:					
Adjusted EBITDA [(1)] / interest expense	4.6x	5.0x	4.9x	4.4x	3.9x
Adjusted EBITDA [(1)] / interest expense and preferred distributions	4.1x	4.3x	4.3x	3.9x	3.4x
Total debt / Annualized Adjusted EBITDA [(1)]	4.3x	4.2x	4.1x	4.4x	4.6x

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

(2) See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of net income available for common shareholders determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Normalized FFO calculation.


HPT

CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except per share data)

	As of December 31, 2014	As of December 31, 2013
ASSETS		
Real estate properties, at cost		
Land	$ 1,484,210	$ 1,470,513
Buildings, improvements and equipment	6,171,983	5,946,852
	7,656,193	7,417,365
Accumulated depreciation	(1,982,033)	(1,757,151)
	5,674,160	5,660,214
Cash and cash equivalents	11,834	22,500
Restricted cash (FF&E reserve escrow)	33,982	30,873
Due from related persons	40,253	38,064
Other assets, net	222,333	215,893
Total assets	$ 5,982,562	$ 5,967,544
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 18,000	$ -
Unsecured term loan	400,000	400,000
Senior notes, net of discounts	2,412,135	2,295,527
Convertible senior notes	8,478	8,478
Security deposits	33,069	27,876
Accounts payable and other liabilities	106,903	130,448
Due to related persons	8,658	13,194
Dividends payable	5,166	5,166
Total liabilities	2,992,409	2,880,689
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value; 100,000,000 shares authorized:		
Series D preferred shares; 7 1/8% cumulative redeemable; 11,600,000 shares issued and outstanding, aggregate liquidation preference of $290,000	280,107	280,107
Common shares of beneficial interest, $.01 par value; 200,000,000 shares authorized; 149,920,449 and 149,606,024 shares issued and outstanding, respectively	1,499	1,496
Additional paid in capital	4,118,551	4,109,600
Cumulative net income	2,715,239	2,518,054
Cumulative other comprehensive income	25,804	15,952
Cumulative preferred distributions	(300,649)	(279,985)
Cumulative common distributions	(3,850,398)	(3,558,369)
Total shareholders' equity	2,990,153	3,086,855
Total liabilities and shareholders' equity	$ 5,982,562	$ 5,967,544


HPT

CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended December 31, 2014	For the Three Months Ended December 31, 2013	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013
Revenues:				
Hotel operating revenues [1]	$ 362,600	$ 320,533	$ 1,474,757	$ 1,310,969
Minimum rent	64,207	62,965	255,166	249,764
Percentage rent [2]	2,896	2,102	2,896	2,102
FF&E reserve income [3]	830	(808)	3,503	1,020
Total revenues	430,533	384,792	1,736,322	1,563,855
Expenses:				
Hotel operating expenses [1]	254,183	224,527	1,035,138	929,581
Depreciation and amortization	79,179	77,397	315,878	299,323
General and administrative [4]	4,468	12,931	45,897	50,087
Acquisition related costs [5]	2	93	239	3,273
Loss on asset impairment [6]	-	-	-	8,008
Total expenses	337,832	314,948	1,397,152	1,290,272
Operating income	92,701	69,844	339,170	273,583
Interest income	14	24	77	121
Interest expense (including amortization of deferred financing costs and debt discounts of $1,458, $1,584, $5,491 and $6,204, respectively)	(35,385)	(37,766)	(139,486)	(145,954)
Loss on early extinguishment of debt [7]	-	-	(855)	-
Income before income taxes and equity in earnings of an investee	57,330	32,102	198,906	127,750
Income tax benefit (expense) [8]	(835)	535	(1,945)	5,094
Equity in earnings of an investee	28	115	94	334
Income before gain on sale of real estate	56,523	32,752	197,055	133,178
Gain on sale of real estate [9]	-	-	130	-
Net income	56,523	32,752	197,185	133,178
Excess of liquidation preference over carrying value of preferred shares redeemed [10]	-	-	-	(5,627)
Preferred distributions	(5,166)	(5,166)	(20,664)	(26,559)
Net income available for common shareholders	$ 51,357	$ 27,586	$ 176,521	$ 100,992
Weighted average common shares outstanding (basic)	149,758	144,893	149,652	137,421
Weighted average common shares outstanding (diluted)	149,769	145,004	149,817	137,514
Net income available for common shareholders per common share:				
Basic and diluted	$ 0.34	$ 0.19	$ 1.18	$ 0.73

See Notes to Consolidated Statements of Income on page 16.


HPT

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts in thousands, except per share data)



(1) At December 31, 2014, we owned 291 hotels; 288 of these hotels are leased by us to our taxable REIT subsidiaries, or TRSs, and managed by hotel operating companies and three hotels are leased to hotel operating companies. At December 31, 2014, we also owned 184 travel centers; all 184 of these travel centers are leased or subleased by us to a travel center operating company under two lease agreements. Our consolidated statements of income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotels had net operating results that were, in the aggregate, $18,233 and $24,748, less than the minimum returns due to us in the three months ended December 31, 2014 and 2013, respectively, and $47,026 and $65,623 less than the minimum returns due to us in the years ended December 31, 2014 and 2013, respectively. When the managers of these hotels fund the shortfalls under the terms of our operating agreements or their guarantees, we reflect such fundings (including security deposit applications) in our consolidated statements of income as a reduction of hotel operating expenses. The reduction to hotel operating expenses was $5,185 and $10,313 in the three months ended December 31, 2014 and 2013, respectively, and $9,499 and $19,311 in the years ended December 31, 2014 and 2013, respectively. We had shortfalls at certain of our managed hotel portfolios not funded by the managers of these hotels under the terms of our operating agreements of $13,048 and $14,435 in the three months ended December 31, 2014 and 2013, respectively, and $37,527 and $46,312 in the years ended December 31, 2014 and 2013, respectively, which represents the unguaranteed portions of our minimum returns from Marriott and from Sonesta.



(2) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO and Adjusted EBITDA for each quarter of the year. The fourth quarter Normalized FFO and Adjusted EBITDA calculations exclude the amounts recognized during the first three quarters. Percentage rental income included in Normalized FFO and Adjusted EBITDA was $767 and $356 in the fourth quarters of 2014 and 2013, respectively.

(3) Various percentages of total sales at certain of our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income. We reversed $1,339, or $0.01 per share, of FF&E reserve income in the fourth quarter of 2013 in connection with an amendment to our Marriott No. 5 agreement.

(4) During the fourth quarter of 2014, we reversed $6,951 of estimated business management incentive fees accrued during the first three quarters of the year.

(5) Represents costs associated with our hotel acquisition activities.

(6) We recorded a $2,171, or $0.02 per share, loss on asset impairment in the second quarter of 2013 in connection with our plan to sell one hotel. We recorded a $5,837, or $0.04 per share, loss on asset impairment in the third quarter of 2013 in connection with an eminent domain taking of our travel center in Roanoke, VA by the Virginia Department of Transportation, or VDOT.

(7) We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan and the redemption of our 7.875% senior notes due 2014. We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with our redemption of our 5⅛% senior notes due 2015.

(8) We recorded a $6,868, or $0.05 per share, income tax benefit in the second quarter of 2013 in connection with the restructuring of certain of our TRSs.

(9) We recorded a $130 gain on sale of real estate in the second quarter of 2014 in connection with the sale of one hotel.

(10) On July 1, 2013, we redeemed all of our outstanding 7.0% Series C Cumulative Redeemable Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount of the redeemed shares as of the date of redemption by $5,627, or $0.04 per share, and we reduced net income available to common shareholders in the third quarter of 2013 by that excess amount.


HPT

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,	
	2014	2013
Cash flows from operating activities:		
Net income	$ 197,185	$ 133,178
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	315,878	299,323
Amortization of deferred financing costs and debt discounts as interest	5,491	6,204
Straight line rental income	(2,111)	(2,428)
Security deposits replenished	5,204	1,297
FF&E reserve income and deposits	(54,265)	(28,525)
Loss on early extinguishment of debt	855	-
Loss on asset impairment	-	8,008
Equity in earnings of an investee	(94)	(334)
Gain on sale of real estate	(130)	-
Deferred income taxes	143	(7,069)
Other non-cash (income) expense, net	2,020	37
Change in assets and liabilities:		
Increase in due from related persons	(609)	(2,038)
Increase in other assets	(569)	(11,030)
Increase (decrease) in accounts payable and other liabilities	(7,117)	1,842
Decrease in due to related persons	(136)	(5,878)
Decrease in dividends payable	-	(1,498)
Cash provided by operating activities	461,745	391,089
Cash flows from investing activities:		
Real estate acquisitions and deposits	(60,000)	(215,854)
Real estate improvements	(224,621)	(300,018)
FF&E reserve escrow fundings	(5,910)	(46,302)
Net proceeds from sale of real estate	4,288	-
Eminent domain proceeds	6,178	-
Investment in TravelCenters of America common shares	-	(8,140)
Investment in Affiliates Insurance Company	(825)	-
Cash used in investing activities	(280,890)	(570,314)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	-	655,211
Proceeds from issuance of senior notes, net of discount	690,071	299,661
Repayment of senior notes	(580,000)	-
Redemption of preferred shares	-	(167,500)
Borrowings under unsecured revolving credit facility	783,000	418,000
Repayments of unsecured revolving credit facility	(765,000)	(738,000)
Deferred financing costs incurred	(6,899)	(2,550)
Distributions to preferred shareholders	(20,664)	(26,559)
Distributions to common shareholders	(292,029)	(256,587)
Cash (used in) provided by financing activities	(191,521)	181,676
Decrease in cash and cash equivalents	(10,666)	2,451
Cash and cash equivalents at beginning of year	22,500	20,049
Cash and cash equivalents at end of year	$ 11,834	$ 22,500
Supplemental cash flow information:		
Cash paid for interest	$ 139,029	$ 139,324
Cash paid for income taxes	4,116	2,063
Non-cash investing activities:		
Hotel managers' deposits in FF&E reserve	$ 52,762	$ 29,723
Hotel managers' purchases with FF&E reserve	(55,562)	(85,895)


HPT

DEBT SUMMARY

As of December 31, 2014
(dollars in thousands)

	Interest Rate	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:					
$750,000 unsecured revolving credit facility (1)	1.269%	$ 18,000	07/15/18	$ 18,000	3.5
$400,000 unsecured term loan (2)	1.356%	400,000	04/15/19	$ 400,000	4.3
Subtotal / weighted average	1.352%	$ 418,000		$ 418,000	4.3
Unsecured Fixed Rate Debt:					
Senior notes due 2016	6.300%	275,000	06/15/16	275,000	1.5
Senior notes due 2017	5.625%	300,000	03/15/17	300,000	2.2
Senior notes due 2018	6.700%	350,000	01/15/18	350,000	3.0
Senior notes due 2022	5.000%	500,000	08/15/22	500,000	7.6
Senior notes due 2023	4.500%	300,000	06/15/23	300,000	8.5
Senior notes due 2024	4.650%	350,000	03/15/24	350,000	9.2
Senior notes due 2025	4.500%	350,000	03/15/25	350,000	10.2
Convertible senior notes due 2027	3.800%	8,478	03/15/27 (3)	8,478	12.2
Subtotal / weighted average	5.280%	$ 2,433,478		$ 2,433,478	6.3
Total / weighted average (4)	4.705%	$ 2,851,478		$ 2,851,478	6.0



(1) Borrowings under our unsecured revolving credit facility bear interest at LIBOR plus a premium of 110 basis points. We also pay a facility fee of 20 basis points per annum on the total amount of lending commitments under our revolving credit facility. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The interest rate listed above is as of December 31, 2014. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) The amount outstanding under our unsecured term loan bears interest at LIBOR plus a premium of 120 basis points, subject to adjustment based on changes to our credit ratings. The interest rate listed above is as of December 31, 2014. We may prepay the term loan without penalty at any time.

(3) Our 3.8% convertible senior notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

(4) Total debt outstanding as of December 31, 2014, including unamortized discounts, was $2,838,613.

HPT

DEBT MATURITY SCHEDULE

As of December 31, 2014
(dollars in thousands)

Year	Unsecured Floating Rate Debt		Unsecured Fixed Rate Debt		Total
2015	$ -		$ -		$ -
2016	-		275,000		275,000
2017	-		300,000		300,000
2018	18,000	(1)	350,000		368,000
2019	400,000	(2)	-		400,000
2022	-		500,000		500,000
2023	-		300,000		300,000
2024	-		350,000		350,000
2025			350,000		350,000
2027	-		8,478	(3)	8,478
	$ 418,000		$ 2,433,478		$ 2,851,478
Percent of total debt	14.7%		85.3%		100.0%

(1) Represents amount outstanding on our $750,000 unsecured revolving credit facility at December 31, 2014. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) Represents amount outstanding on our unsecured term loan at December 31, 2014. We may prepay the term loan without penalty at any time.

(3) Our 3.8% convertible senior notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.


HPT

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Leverage Ratios:					
Total debt / total market capitalization	36.4%	39.6%	36.6%	37.5%	38.5%
Total debt / total book capitalization	48.7%	48.6%	48.0%	47.5%	46.7%
Total debt / gross book value of real estate	37.1%	37.3%	37.0%	37.0%	36.5%
Total debt / total assets	47.4%	47.3%	46.7%	46.4%	45.3%
Secured debt / total assets	0.0%	0.0%	0.0%	0.0%	0.0%
Coverage Ratios:					
Adjusted EBITDA (1) / interest expense	4.6x	5.0x	4.9x	4.4x	3.9x
Adjusted EBITDA (1) / interest expense and preferred distributions	4.1x	4.3x	4.3x	3.9x	3.4x
Total debt / annualized Adjusted EBITDA (1)	4.3x	4.2x	4.1x	4.4x	4.6x
Public Debt Covenants: (2)					
Total debt / adjusted total assets - allowable maximum 60.0%	35.7%	35.9%	35.6%	35.5%	35.0%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated income available for debt service / debt service - required minimum 1.50x	4.69x	4.49x	4.58x	4.17x	3.91x
Total unencumbered assets to unsecured debt - required minimum 150%	280.4%	278.7%	281.0%	281.5%	285.8%

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets calculated in accordance with GAAP before impairment writedowns, if any, and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on extinguishment of debt, gains and losses on sales of property and amortization of deferred charges.


HPT

FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	As of and For the Three Months Ended				
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
FF&E reserves (beginning of period)	$ 30,621	$ 29,239	$ 26,863	$ 30,873	$ 30,333
Manager deposits	14,434	14,720	13,863	9,745	7,639
HPT fundings [2]:					
Marriott No. 1	1,211	1,437	992	769	745
Marriott No. 234	-	750	750	-	4,950
Hotel improvements	(12,284)	(15,525)	(13,229)	(14,524)	(12,794)
FF&E reserves (end of period)	$ 33,982	$ 30,621	$ 29,239	$ 26,863	$ 30,873

(1) Most of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For hotels under renovation or recently renovated, this requirement may be deferred for a period. Our Wyndham agreement requires FF&E reserve deposits subject to available cash flow, as defined in our Wyndham agreement. Our Sonesta and Morgans agreements do not require FF&E reserve deposits. We own all the FF&E reserve escrows for our hotels.

(2) Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual annual minimum returns or rents generally increase by a percentage of the amounts we fund.


HPT

ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2014

(dollars in thousands)

As of December 31, 2014

ACQUISITIONS:

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price [(1)]	Average Purchase Price per Room / Suite
5/30/14	1	Sonesta	Fort Lauderdale, FL	240	Sonesta	$ 65,000	$ 271

(1) Represents cash purchase price and excludes assumed liabilities and closing costs.

DISPOSITIONS:

Date Disposed	Properties	Brand	Location	Number of Rooms / Suites	Former Operating Agreement	Sales Price [(1)]	Sales Price per Room / Suite
4/29/14	1	Sonesta ES Suites	Myrtle Beach, SC	119	Sonesta	$ 4,500	$ 38

(1) Represents cash selling price and excludes closing costs.

OPERATING AGREEMENTS AND PORTFOLIO INFORMATION

TA, I-35, Exit 13, Laredo, TX
Operator: TravelCenters of America


TA
Welcome
LAREDO TRAVEL CENTER


HPT

PORTFOLIO BY OPERATING AGREEMENT AND MANAGER

As of December 31, 2014
(dollars in thousands)

By Operating Agreement [1]:	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [2]	Percent of Total Investment	Investment Per Room / Suite	Annual Minimum Return / Rent [3]	Percent of Total Annual Minimum Return / Rent
Marriott (no. 1)	53	11%	7,610	17%	$ 684,701	9%	$ 90	$ 67,976	10%
Marriott (no. 234)	68	14%	9,120	21%	996,939	12%	109	105,928	16%
Marriott (no. 5)	1	0%	356	1%	90,078	1%	253	10,004	1%
Subtotal / Average Marriott	122	25%	17,086	39%	1,771,718	22%	104	183,908	27%
InterContinental	91	19%	13,518	30%	1,432,889	18%	106	140,758	20%
Sonesta	22	5%	4,727	11%	942,294	12%	199	71,919	10%
Wyndham	22	5%	3,590	8%	375,459	4%	105	27,429	4%
Hyatt	22	5%	2,724	6%	301,942	4%	111	22,037	3%
Carlson	11	2%	2,090	5%	209,895	3%	100	12,920	2%
Morgans	1	0%	372	1%	120,000	2%	323	7,595	1%
Subtotal / Average Hotels	291	61%	44,107	100%	5,154,197	65%	117	466,566	67%
TA (no. 1)	144	30%	N/A	N/A	2,049,902	25%	N/A	164,964	24%
TA (no. 2)	40	8%	N/A	N/A	790,272	10%	N/A	61,964	9%
Subtotal / Average TA	184	39%	N/A	N/A	2,840,174	35%	N/A	226,928	33%
Total / Average	475	100%	44,107	100%	$ 7,994,371	100%	$ 117	$ 693,494	100%



(1) See pages 26 through 28 for additional information regarding each of our operating agreements.
(2) Represents historical cost of our properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.
(3) Each of our management agreements or leases provides for payment to us of an annual minimum return or minimum rent, respectively. Certain of these minimum payment amounts are secured by full or limited guarantees or security deposits as more fully described on pages 26 through 28. In addition, certain of our hotel management agreements provide for payment to us of additional amounts to the extent of available cash flow as defined in the management agreement. Payment of these additional amounts are not guaranteed or secured by deposits.


HPT

PORTFOLIO BY BRAND

As of December 31, 2014
(dollars in thousands)

Brand	Manager	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment (1)	Percent of Total Investment	Investment Per Room / Suite
Courtyard by Marriott®	Marriott	71	15%	10,265	23%	$ 968,857	12%	$ 94
Candlewood Suites®	InterContinental	61	13%	7,553	17%	586,219	8%	78
Residence Inn by Marriott®	Marriott	35	8%	4,488	10%	537,074	7%	120
Royal Sonesta®	Sonesta	4	1%	1,563	4%	435,418	5%	279
Staybridge Suites®	InterContinental	19	4%	2,364	5%	328,502	4%	139
Hyatt Place®	Hyatt	22	5%	2,724	6%	301,942	4%	111
Sonesta ES Suites®	Sonesta	14	4%	1,719	4%	281,052	4%	163
Wyndham Hotels and Resorts®	Wyndham	6	1%	1,823	4%	275,625	3%	151
Crowne Plaza®	InterContinental	6	1%	2,347	5%	274,862	3%	117
Sonesta®	Sonesta	4	1%	1,445	3%	225,824	3%	156
InterContinental Hotels and Resorts®	InterContinental	3	1%	800	2%	215,831	3%	270
Marriott Hotels and Resorts®	Marriott	2	0%	748	2%	131,076	2%	175
The Clift Hotel®	Morgans	1	0%	372	1%	120,000	2%	323
Radisson® Hotels & Resorts	Carlson	5	1%	1,128	3%	119,630	2%	106
TownePlace Suites by Marriott®	Marriott	12	3%	1,321	3%	110,251	1%	83
Hawthorn Suites®	Wyndham	16	3%	1,767	4%	99,834	1%	56
Country Inns & Suites by Carlson®	Carlson	5	1%	753	2%	78,528	1%	104
Holiday Inn®	InterContinental	2	0%	454	1%	27,475	0%	61
SpringHill Suites by Marriott®	Marriott	2	0%	264	1%	24,460	0%	93
Park Plaza® Hotels & Resorts	Carlson	1	0%	209	0%	11,737	0%	56
TravelCenters of America®	TA	144	30%	N/A	N/A	2,049,902	25%	N/A
Petro Stopping Centers®	TA	40	8%	N/A	N/A	790,272	10%	N/A
Total / Average		475	100%	44,107	100%	$ 7,994,371	100%	$ 117

(1) Represents historical cost of properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.


HPT

OPERATING AGREEMENT INFORMATION

As of December 31, 2014
(dollars in thousands)



Marriott No. 1- We lease 53 Courtyard by Marriott® branded hotels in 24 states to one of our TRSs. The hotels are managed by a subsidiary of Marriott under a combination management agreement which expires in 2024; Marriott has two renewal options for 12 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Marriott for these 53 hotels. Accordingly, payment by Marriott of the minimum return due to us under this management agreement is limited to available hotel cash flow after payment of operating expenses. In addition to our minimum return, this agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return and payment of certain management fees.

During the three months ended December 31, 2014, we began marketing for sale our Courtyard by Marriott® hotel in Norcross, GA with a net book value of $4,143 at December 31, 2014.

Marriott No. 234- We lease 68 of our Marriott branded hotels (one full service Marriott®, 35 Residence Inn by Marriott®, 18 Courtyard by Marriott®, 12 TownePlace Suites by Marriott® and two SpringHill Suites by Marriott® hotels) in 22 states to one of our TRSs. The hotels are managed by subsidiaries of Marriott under a combination management agreement which expires in 2025; Marriott has two renewal options for 10 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $64,700 under this agreement. As of December 31, 2014, we have fully exhausted this security deposit covering shortfalls in the payments of our minimum return. This security deposit may be replenished from future cash flows from these hotels in excess of our minimum return and certain management fees. Marriott has also provided us with a $40,000 limited guaranty for payment shortfalls up to 90% of our minimum return, which expires in 2019. As of December 31, 2014, the available Marriott guaranty was $30,672.

In addition to our minimum return, this agreement provides for payment to us of 62.5% of excess cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment of the security deposit. This additional return amount is not guaranteed or secured by the security deposit.

Marriott No. 5- We lease one Marriott® branded hotel in Kauai, HI to a subsidiary of Marriott under a lease that expires in 2019; Marriott has four renewal options for 15 years each. This lease is guaranteed by Marriott and provides for increases in the annual minimum rent payable to us based on changes in the consumer price index.

InterContinental- We lease 90 InterContinental branded hotels (19 Staybridge Suites®, 61 Candlewood Suites®, two InterContinental®, six Crowne Plaza® and two Holiday Inn® hotels) in 27 states in the U.S. and Ontario, Canada to one of our TRSs. These 90 hotels are managed by subsidiaries of InterContinental under a combination management agreement. We lease one additional InterContinental® branded hotel in Puerto Rico to a subsidiary of InterContinental. The annual minimum return amount presented in the table on page 24 includes $7,848 of minimum rent related to the leased Puerto Rico property. The management agreement and the lease expire in 2036; InterContinental has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $73,872 under this agreement. As of December 31, 2014, we have applied $40,905 of the security deposit to cover shortfalls in the payments of our minimum return and rent. As of December 31, 2014, the balance of this security deposit was $32,967. This security deposit may be replenished and increased up to $100,000 from future cash flows from these hotels in excess of our minimum return and rent and certain management fees.

Under this agreement, InterContinental is required to maintain a minimum security deposit of $30,000 in 2014 and $37,000 thereafter. On January 6, 2014, we entered into a letter agreement with InterContinental under which the minimum security deposit balance required to be maintained during 2014 and 2015 will be reduced by two dollars for every dollar of additional security deposit InterContinental provides to us. During the first quarter of 2014, InterContinental provided us $4,283 of additional security deposit. We refunded this amount to InterContinental in October 2014.

In addition to our minimum return, this management agreement provides for an annual additional return payment to us of $12,067 to the extent of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. These additional return amounts are not guaranteed or secured by the security deposit.

We have recently entered an agreement to acquire a Holiday Inn & Suites branded hotel located in Rosemont, IL with 300 rooms. We plan to add this hotel to our InterContinental agreement.



OPERATING AGREEMENT INFORMATION

As of December 31, 2014

(dollars in thousands)



Sonesta- We lease our 22 Sonesta branded hotels (four Royal Sonesta®, four Sonesta® and 14 Sonesta ES Suites® hotels) in 13 states to one of our TRSs. The hotels are managed by Sonesta under a combination management agreement which expires in 2037; Sonesta has two renewal options for 15 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Sonesta. Accordingly, payment by Sonesta of the minimum return due to us under this management agreement is limited to available hotel cash flow after the payment of operating expenses, including certain management fees, and we are financially responsible for operating cash flow deficits, if any.

In addition to our minimum return, this management agreement provides for payment to us of 80% of available cash flow after payment of hotel operating expenses, management fees to Sonesta, our minimum return and reimbursement of operating loss or working capital advances, if any.

Wyndham- We lease our 22 Wyndham branded hotels (six Wyndham Hotels and Resorts® and 16 Hawthorn Suites® hotels) in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Wyndham under a combination management agreement which expires in 2038; Wyndham has two renewal options for 15 years each for all, but not less than all, of the hotels. We also lease 48 vacation units in one of the hotels to Wyndham Vacation Resorts, Inc., or Wyndham Vacation, under a lease that expires in 2037; Wyndham Vacation has two renewal options for 15 years each for all, but not less than all, of the vacation units. The lease is guaranteed by Wyndham and provides for rent increases of 3% per annum. The annual minimum return amount presented in the table on page 24 includes $1,326 of minimum rent related to the Wyndham Vacation lease.

We had a guaranty of $35,656 under this agreement for payment shortfalls of minimum return, subject to an annual payment limit of $17,828. As of December 31, 2014, the available Wyndham guaranty was $6,582. This guaranty expires in 2020.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, payment of our minimum return, funding of the FF&E reserve, if any, payment of certain management fees and reimbursement of any Wyndham guaranty advances. This additional return amount is not guaranteed. Amounts reimbursed to Wyndham for guaranty advances replenish the amount of the Wyndham guaranty available to us.

Hyatt- We lease our 22 Hyatt Place® branded hotels in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Hyatt Hotels Corporation, or Hyatt, under a combination management agreement that expires in 2030; Hyatt has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a guaranty of $50,000 under this agreement for payment shortfalls of our minimum return. As of December 31, 2014, the available Hyatt guaranty was $12,055. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Hyatt of working capital and guaranty advances, if any. This additional return is not guaranteed.

Carlson- We lease our 11 Carlson Hotels Worldwide, or Carlson, branded hotels (five Radisson® Hotels & Resorts, one Park Plaza® Hotels & Resorts and five Country Inns & Suites® hotels) in seven states to one of our TRSs. The hotels are managed by a subsidiary of Carlson under a combination management agreement that expires in 2030; Carlson has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a limited guaranty of $40,000 under this agreement for payment shortfalls of our minimum return. As of December 31, 2014, the available Carlson guaranty was $20,964. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Carlson of working capital and guaranty advances, if any. This additional return is not guaranteed.


HPT

OPERATING AGREEMENT INFORMATION

As of December 31, 2014

(dollars in thousands)

Morgans- We lease the Clift Hotel, a full service hotel in San Francisco, CA, to a subsidiary of Morgans under a lease agreement that expires in 2103. On October 14, 2014, the annual rent due to us increased from $5,956 to $7,595 as prescribed in the lease. On October 14, 2019 and on each fifth anniversary thereafter during the lease term, the rent due to us will be increased based on changes in the consumer price index with minimum increases of 10% and maximum increases of 20%. Although the contractual lease terms would qualify this lease as a direct financing lease under GAAP, we account for this lease as an operating lease due to uncertainty regarding the collection of future rent increases and we recognize rental income from this lease on a cash basis, in accordance with GAAP.

TA No. 1- We lease our 144 TravelCenters of America® branded travel centers in 39 states to a subsidiary of TA under a lease that expires in 2022; TA has no renewal option. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total revenues over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2011 revenues subject to certain limits). The annual minimum rent amount presented in the table on page 24 for our TA No. 1 lease includes approximately $5,272 of ground rent paid by TA for properties we lease and sublease to TA. This lease is guaranteed by TA.

On August 13, 2013, a travel center located in Roanoke, VA that we leased to TA under the TA No. 1 lease was taken by eminent domain proceedings brought by the VDOT in connection with certain highway construction. Our TA No. 1 lease provides that the annual rent payable by TA to us is reduced by 8.5% of the amount of the proceeds we receive from the taking or, at our option, the fair market value rent of the property on the commencement date of the TA No. 1 lease. In January 2014, we received proceeds from the VDOT of $6,178, which is a substantial portion of the VDOT's estimate of the value of the property, and as a result the annual rent payable by TA to us under the TA No. 1 lease was reduced by $525 effective January 6, 2014. We and TA are challenging the VDOT's estimate of this property's value and we expect that the final resolution of this matter will take considerable time. After the VDOT taking, we entered a lease agreement with the VDOT to lease this property for $40 per month; and we subleased this property to TA so that TA became responsible to pay this VDOT lease rent. We surrendered this property to the VDOT in November 2014.

TA No. 2- We lease our 40 Petro Stopping Centers® branded travel centers in 25 states to a subsidiary of TA under a lease that expires in 2024; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total revenues over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2012 revenues subject to certain limits). We have agreed to waive payment of the first $2,500 of percentage rent that may become due under the TA No. 2 lease. We have waived $986 of percentage rent as of December 31, 2014. This lease is guaranteed by TA.


HPT

OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT AND MANAGER

	No. of Hotels	No. of Rooms / Suites	For the Three Months Ended December 31, 2014	2013	Change	For the Year Ended December 31, 2014	2013	Change
ADR								
Marriott (no. 1)	53	7,610	$ 118.10	$ 113.21	4.3%	$ 120.56	$ 116.41	3.6%
Marriott (no. 234)	68	9,120	119.15	112.64	5.8%	118.22	112.52	5.1%
Marriott (no. 5)	1	356	213.94	211.69	1.1%	220.88	218.35	1.2%
Subtotal / Average Marriott	122	17,086	121.04	115.18	5.1%	121.73	116.77	4.2%
InterContinental	91	13,518	101.64	94.65	7.4%	100.90	94.96	6.3%
Sonesta [1]	22	4,727	147.40	130.92	12.6%	145.67	129.70	12.3%
Wyndham [1]	22	3,590	92.15	80.41	14.6%	88.94	79.42	12.0%
Hyatt	22	2,724	99.03	91.98	7.7%	100.54	94.18	6.8%
Carlson	11	2,090	94.10	87.73	7.3%	98.11	92.33	6.3%
Morgans	1	372	250.91	245.34	2.3%	255.55	244.88	4.4%
All Hotels Total / Average	291	44,107	$ 113.50	$ 105.67	7.4%	$ 113.27	$ 106.87	6.0%
OCCUPANCY								
Marriott (no. 1)	53	7,610	65.2%	63.3%	1.9 pts	69.9%	67.5%	2.4 pts
Marriott (no. 234)	68	9,120	70.2%	67.3%	2.9 pts	74.5%	71.2%	3.3 pts
Marriott (no. 5)	1	356	80.4%	72.9%	7.5 pts	85.1%	81.6%	3.5 pts
Subtotal / Average Marriott	122	17,086	68.2%	65.7%	2.5 pts	72.7%	69.7%	3.0 pts
InterContinental	91	13,518	78.6%	77.7%	0.9 pts	82.7%	78.3%	4.4 pts
Sonesta [1]	22	4,727	61.3%	59.4%	1.9 pts	61.8%	66.7%	-4.9 pts
Wyndham [1]	22	3,590	65.3%	57.7%	7.6 pts	68.8%	61.6%	7.2 pts
Hyatt	22	2,724	69.8%	74.5%	-4.7 pts	76.7%	76.2%	0.5 pts
Carlson	11	2,090	68.5%	67.0%	1.5 pts	72.5%	69.7%	2.8 pts
Morgans	1	372	88.8%	83.2%	5.6 pts	91.1%	86.7%	4.4 pts
All Hotels Total / Average	291	44,107	70.7%	68.8%	1.9 pts	74.7%	71.9%	2.8 pts
RevPAR								
Marriott (no. 1)	53	7,610	$ 77.00	$ 71.66	7.5%	$ 84.27	$ 78.58	7.2%
Marriott (no. 234)	68	9,120	83.64	75.81	10.3%	88.07	80.11	9.9%
Marriott (no. 5)	1	356	172.01	154.32	11.5%	187.97	178.17	5.5%
Subtotal / Average Marriott	122	17,086	82.55	75.67	9.1%	88.50	81.39	8.7%
InterContinental	91	13,518	79.89	73.54	8.6%	83.44	74.35	12.2%
Sonesta [1]	22	4,727	90.36	77.77	16.2%	90.02	86.51	4.1%
Wyndham [1]	22	3,590	60.17	46.40	29.7%	61.19	48.92	25.1%
Hyatt	22	2,724	69.12	68.53	0.9%	77.11	71.77	7.4%
Carlson	11	2,090	64.46	58.78	9.7%	71.13	64.35	10.5%
Morgans	1	372	222.81	204.12	9.2%	232.81	212.31	9.7%
All Hotels Total / Average	291	44,107	$ 80.24	$ 72.70	10.4%	$ 84.61	$ 76.84	10.1%

(1) Operating data includes data for periods prior to our ownership of certain hotels.

"ADR" is average daily rate; "RevPAR" is revenue per day per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.


HPT

COVERAGE BY OPERATING AGREEMENT AND MANAGER [1]

Operating Agreement	Number of Properties	For the Twelve Months Ended 12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Marriott (no. 1)	53	1.16x	1.15x	1.09x	1.07x	1.06x
Marriott (no. 234)	68	0.97x	0.95x	0.92x	0.91x	0.91x
Marriott (no. 5)	1	0.37x	0.27x	0.32x	0.35x	0.38x
Subtotal Marriott	122	1.01x	0.99x	0.95x	0.94x	0.94x
InterContinental	91	1.07x	1.06x	1.05x	1.04x	1.01x
Sonesta	22	0.50x	0.47x	0.41x	0.39x	0.39x
Wyndham	22	0.72x	0.65x	0.49x	0.43x	0.41x
Hyatt	22	0.91x	0.94x	0.90x	0.87x	0.86x
Carlson	11	1.04x	1.00x	0.93x	0.89x	0.84x
Morgans	1	1.00x	1.07x	1.03x	1.00x	0.95x
Subtotal Hotels	291	0.93x	0.92x	0.88x	0.86x	0.85x
TA (no. 1) [2]	144	[2]	1.70x	1.68x	1.67x	1.61x
TA (no. 2) [2]	40	[2]	1.58x	1.57x	1.58x	1.55x
Subtotal TA	184	[2]	1.67x	1.65x	1.65x	1.60x
Total	475		1.16x	1.13x	1.12x	1.10x

Operating Agreement	Number of Properties	For the Three Months Ended 12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013
Marriott (no. 1)	53	0.92x	1.44x	1.41x	0.88x	0.85x
Marriott (no. 234)	68	0.88x	1.11x	1.09x	0.80x	0.81x
Marriott (no. 5)	1	0.47x	0.41x	0.36x	0.23x	0.08x
Subtotal Marriott	122	0.87x	1.19x	1.17x	0.80x	0.79x
InterContinental	91	1.00x	1.13x	1.17x	1.00x	0.95x
Sonesta	22	0.51x	0.49x	0.73x	0.28x	0.38x
Wyndham	22	0.63x	1.04x	1.05x	0.14x	0.34x
Hyatt	22	0.64x	0.99x	1.18x	0.84x	0.76x
Carlson	11	0.79x	1.35x	1.14x	0.89x	0.63x
Morgans	1	0.57x	1.72x	1.08x	0.75x	0.72x
Subtotal Hotels	291	0.82x	1.06x	1.10x	0.75x	0.75x
TA (no. 1) [2]	144	[2]	1.83x	1.84x	1.56x	1.56x
TA (no. 2) [2]	40	[2]	1.69x	1.69x	1.48x	1.43x
Subtotal TA	184	[2]	1.79x	1.80x	1.54x	1.53x
Total	475		1.30x	1.33x	1.01x	1.00x

(1) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta and Wyndham agreements include data for periods prior to our ownership of certain hotels.

(2) Data for the periods subsequent to September 30, 2014 is currently not available from our tenant, TA.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.

EXHIBITS


Residence Inn, Reno, NV
Operator: Marriott International, Inc.
Guest Rooms: 120
Marriott
Residence Inn



EXHIBIT A

CALCULATION OF EBITDA AND ADJUSTED EBITDA (1)

(in thousands)

	For the Three Months Ended December 31, 2014	For the Three Months Ended December 31, 2013	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013
Net income	$ 56,523	$ 32,752	$ 197,185	$ 133,178
Add (Less): Interest expense	35,385	37,766	139,486	145,954
Income tax (benefit) expense	835	(535)	1,945	1,774
Depreciation and amortization	79,179	77,397	315,878	299,323
Deferred income tax benefit (2)	-	-	-	(6,868)
EBITDA	171,922	147,380	654,494	573,361
Add (Less): Acquisition related costs (3)	2	93	239	3,273
General and administrative expense paid in common shares (4)	(5,548)	1,181	6,344	5,171
Loss on asset impairment (5)	-	-	-	8,008
Loss on early extinguishment of debt (6)	-	-	855	-
Gain on sale of real estate (7)	-	-	(130)	-
Deferred percentage rent previously recognized in adjusted EBITDA (8)	(2,129)	(1,746)	-	-
Adjusted EBITDA	$ 164,247	$ 146,908	$ 661,802	$ 589,813



(1) Please see page 34 for a definition of EBITDA and Adjusted EBITDA and reasons why management believes the presentation of these measures provide useful information to investors.

(2) We recorded a $6,868, or $.05 per share, income tax benefit in the second quarter of 2013 in connection with the restructuring of certain of our TRSs.

(3) Represents costs associated with our hotel acquisition activities.

(4) Amounts represent the portion of business management fees that are payable in our common shares as well as equity based compensation for our trustees, our officers and certain employees of RMR. During the fourth quarter of 2014, we reversed $6,951 of estimated business management incentive fees accrued during the first three quarters of the year. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

(5) We recorded a $2,171, or $0.02 per share, loss on asset impairment in the second quarter of 2013 in connection with our plan to sell one hotel. We recorded a $5,837, or $0.04 per share, loss on asset impairment in the third quarter of 2013 in connection with an eminent domain taking of our travel center in Roanoke, VA by the VDOT.

(6) We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan and the redemption of our 7.875% senior notes due 2014. We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with the redemption of our 5⅛% senior notes due 2015.

(7) We recorded a $130 gain on sale of real estate in the second quarter of 2014 in connection with the sale of one hotel.

(8) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in the calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts recognized during the first three quarters. Percentage rental income included in Adjusted EBITDA was $767 and $356 in the fourth quarters of 2014 and 2013, respectively.


HPT

EXHIBIT B

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO [1]

(dollar amounts in thousands, except per share data)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2014	2013	2014	2013
Net income available for common shareholders	$ 51,357	$ 27,586	$ 176,521	$ 100,992
Add (Less): Depreciation and amortization	79,179	77,397	315,878	299,323
Loss on real estate impairment [2]	-	-	-	8,008
Gain on sale of real estate [3]	-	-	(130)	-
FFO	130,536	104,983	492,269	408,323
Add (Less): Acquisition related costs [4]	2	93	239	3,273
Business management incentive fees [5]	(6,951)	(2,026)	-	-
Excess of liquidation preference over carrying value of preferred shares redeemed [6]	-	-	-	5,627
Loss on early extinguishment of debt [7]	-	-	855	-
Deferred income tax benefit [8]	-	-	-	(6,868)
Deferred percentage rent previously recognized in Normalized FFO [9]	(2,129)	(1,746)	-	-
Normalized FFO available for common shareholders	$ 121,458	$ 101,304	$ 493,363	$ 410,355
Weighted average shares outstanding (basic)	149,758	144,893	149,652	137,421
Weighted average shares outstanding (diluted)	149,769	145,004	149,817	137,514
Basic and diluted per share common share amounts				
Net income available for common shareholders (basic and diluted)	$ 0.34	$ 0.19	$ 1.18	$ 0.73
FFO (basic and diluted)	$ 0.87	$ 0.72	$ 3.29	$ 2.97
Normalized FFO (basic)	$ 0.81	$ 0.70	$ 3.30	$ 2.99
Normalized FFO (diluted)	$ 0.81	$ 0.70	$ 3.29	$ 2.98



(1) Please see page 34 for a definition of FFO and Normalized FFO and reasons why management believes the presentation of these measures provide useful information to investors regarding our financial condition and results of operations and any additional purposes for which management uses FFO and Normalized FFO.

(2) We recorded a $5,837, or $0.04 per share, loss on asset impairment in the third quarter of 2013 in connection with an eminent domain taking of our travel center in Roanoke, VA by the VDOT. We recorded a $2,171, or $0.02 per share, loss on asset impairment in the second quarter of 2013 in connection with our plan to sell one hotel.

(3) We recorded a $130 gain on sale of real estate in the second quarter of 2014 in connection with the sale of one hotel.

(4) Represents costs associated with our hotel acquisition activities.

(5) Amounts represent incentive fees under our business management agreement payable in common shares after the end of each calendar year calculated: (i) prior to 2014 based upon increases in annual cash available for distribution per share, as defined in our business management agreement, and (ii) beginning in 2014 based on common share total return. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. The calculation of net income for the fourth quarter of 2014 includes the reversal of $6,951 of estimated business management incentive fees accrued during the first three quarters of the year. The calculation of fourth quarter 2014 Normalized FFO includes a deduction for this amount. The calculation of fourth quarter 2013 Normalized FFO includes a deduction of $2,026 for estimated business management incentive fees accrued during the first three quarters of the year. Incentive business management fee expense was zero and $2,772 for the years ended December 31, 2014 and 2013, respectively. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

(6) On July 1, 2013, we redeemed all of our outstanding 7.0% Series C Cumulative Redeemable Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount of the redeemed shares as of the date of redemption by $5,627, or $0.04 per share, and we reduced net income available to common shareholders in the third quarter of 2013 by that excess amount.

(7) We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with the redemption of our 5⅛% senior notes due 2015. We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan and the redemption of our 7.875% senior notes due 2014.

(8) We recorded a $6,868, or $.05 per share, income tax benefit in the second quarter of 2013 in connection with the restructuring of certain of our TRSs.

(9) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters. Percentage rental income included in Normalized FFO was $767 and $356 in the fourth quarters of 2014 and 2013, respectively.


HPT

Non-GAAP Financial Measures Definitions

Definition of EBITDA



We calculate EBITDA and Adjusted EBITDA as shown in Exhibit A. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our consolidated statements of income and comprehensive income and consolidated statements of cash flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

Definition of FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown in Exhibit B. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income available for common shareholders, calculated in accordance with GAAP, excluding any gain or loss on sale of properties, loss on impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP and include business management incentive fees, if any, only in the fourth quarter versus the quarter they are recognized as expense in accordance with GAAP and exclude acquisition related costs, excess liquidation preference over carrying value of preferred shares redeemed, loss on early extinguishment of debt and the deferred income tax benefit described on page 33. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs for and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income, net income available for common shareholders or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our consolidated statements of income and comprehensive income and consolidated statements of cash flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.